Merrill Lynch International

Form SBSE-A

Amendment - SBSE-A/A

July 31, 2026

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B:
AO Citibank – Entity Name changed to AO RenCap Bank in Custody, Clearance, or Settlement entity

Changes to Principals:
Richard Keys – Removed as a Director